Exhibit 21.1
Latch, Inc.
List of Subsidiaries
As of March 26, 2025

Name	Jurisdiction
Door Property Management, LLC	Delaware
HelloTech, Inc.	Delaware
Honest Day’s Work, LLC	Delaware
Latch Systems, Inc.	Delaware
Latch Taiwan, Inc.	Delaware

Note: Inclusion of a subsidiary on this Exhibit 21.1 is not a representation that such subsidiary is a significant subsidiary.